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                                                             Exhibit 99(a)(12)

FOR IMMEDIATE  RELEASE

                     JITNEY-JUNGLE ENTERS INTO STORE DIVESTITURE
                       AGREEMENT WITH SUPERVALU HOLDINGS, INC.

         Jackson, Mississippi, August 29, 1997. Jitney-Jungle Stores of America, Inc. announced today that it entered into a definitive agreement with Supervalu Holdings, Inc. to sell ten supermarkets to Supervalu.

         As previously announced, Jitney-Jungle received a request for additional information with respect to the tender offer by Jitney-Jungle's subsidiary, Delta Acquisition Corporation, for all outstanding shares of Delchamps, Inc. (NASDAQ NMS: DLCH) from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Jitney-Jungle said the definitive agreement with Supervalu was entered into in connection with ongoing discussions between it and the staff of the FTC regarding a possible divestiture plan for certain supermarkets in order to address FTC concerns about the proposed combination with respect to certain markets in which Jitney-Jungle and Delchamps have stores.

         Under the terms of the definitive agreement with Supervalu, the sale is subject, among other conditions, to issuance of a final consent order by the FTC approving the sale of the supermarkets to Supervalu under the agreement.

         Michael E. Julian, President and Chief Executive Officer of Jitney-Jungle said: "Although we can't, of course, predict the timing or outcome of our ongoing discussions with the FTC, we believe our agreement with Supervalu is a constructive step which enhances the parties' ability to focus on achieving a comprehensive solution to the issues raised by the FTC."

         The tender offer for Delchamps, which is scheduled to expire at 5:00 p.m., New York City time, on September 12, 1997, will not be consummated until the expiration or termination of the Hart-Scott waiting period or any other period during which Jitney-Jungle may agree with antitrust authorities not to purchase Delchamps' shares. The tender offer is also subject to other terms and conditions, including provisions permitting Jitney-Jungle to extend the offer under certain circumstances, as disclosed in the offer to purchase.


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FOR FURTHER INFORMATION CONTACT:

Jitney-Jungle Stores of America, Inc.:
Michael E. Julian, President and Chief Executive Officer
(601) 346-2116

MacKenzie Partners, Inc.:
Grace M. Protos
(212) 929-5500